                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                        INTERNATIONAL META SYSTEMS, INC.
         ____________________________________________________________
                                (Name of Issuer)

                        Common Stock, $0.0001 par value
         ____________________________________________________________
                         (Title of Class of Securities)

                                  45986B 10 8
         ____________________________________________________________
                                 (CUSIP Number)

       Paragon Limited Partnership, Den Norske Krigsforsikring for Skib, Investeringsselskapet Amandus AS, A/S Selvaag Invest, Andreas Ugland,
       Woodbridge Asset Management Limited, J. Arthur Olafsen, Pollex A/S,
                  Martin S. Albert, Filab A/S and Bent Aasnaes
          c/o Paragon Limited Partnership, PO Box 309, Ugland House,
                South Church Street, George Town, Grand Cayman,
                      Cayman Islands, British West Indies
                Attention:  Mr. Martin S. Albert, (809) 949-8066

         ____________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 26, 1996
         ____________________________________________________________
                      (Date of Event Which Requires Filing
                               of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [  ]


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                              Page 1 of 43 pages.

                                  SCHEDULE 13D

_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 2 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paragon Limited Partnership
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands, British West Indies
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        2,000,000
          NUMBER OF     ________________________________________________________
            SHARES
         BENEFICIALLY                                   SHARED VOTING POWER
           OWNED BY                       8
             EACH                                       10,000,000
          REPORTING     ________________________________________________________
            PERSON
             WITH                                       SOLE DISPOSITIVE POWER
                                          9
                                                        2,000,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]

________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        PN
________________________________________________________________________________

                                  SCHEDULE 13D



_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 3 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Den Norske Krigsforsikring for Skib
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway

________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        2,000,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       2,000,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        IC
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 4 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Investeringsselskapet Amandus AS
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                               [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        2,000,000
          NUMBER OF     ________________________________________________________
            SHARES
         BENEFICIALLY                                   SHARED VOTING POWER
           OWNED BY                       8
             EACH                                       0
          REPORTING     ________________________________________________________
           PERSON
            WITH                                        SOLE DISPOSITIVE POWER
                                          9
                                                        2,000,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

                                  SCHEDULE 13D

_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 5 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        A/S Selvaag Invest
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        1,500,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       1,500,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 6 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andreas Ugland
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        PF
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________


                                                        SOLE VOTING POWER
                                          7
                                                        1,500,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       1,500,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        IN
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 7 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Woodbridge Asset Management Limited
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
________________________________________________________________________________


                                                        SOLE VOTING POWER
                                          7
                                                        266,667
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       266,667
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 8 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Arthur Olafsen
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        PF
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________


                                                        SOLE VOTING POWER
                                          7
                                                        250,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       250,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        IN
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 9 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Pollex A/S
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        200,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       200,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 10 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Martin S. Albert
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        PF
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        133,333
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       133,333
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        IN
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 11 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Filab A/S
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        100,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       100,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

                                  SCHEDULE 13D


_________________________                             __________________________

CUSIP NO. 45986B 10 8                                   PAGE 12 OF 43 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bent Aasnaes
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        PF
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        50,000
                        ________________________________________________________

          NUMBER OF                                     SHARED VOTING POWER
            SHARES                        8
         BENEFICIALLY                                   0
           OWNED BY     ________________________________________________________
             EACH
          REPORTING                                     SOLE DISPOSITIVE POWER
            PERSON                        9
             WITH                                       50,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10
                                                        0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000,000 Shares
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.02%
________________________________________________________________________________

  14    TYPE OF REPORTING PERSON

        IN
________________________________________________________________________________

ITEM 1.  Security and Issuer.

     The statement on Schedule 13D relating to the common stock, $0.0001 par value per share, of International Meta Systems, Inc. (the "Company Common Stock"), a Delaware corporation (the "Company"), as previous filed by Paragon Limited Partnership, is hereby amended and supplemented with respect to the items set forth below, including the addition of the other Reporting Persons for which this joint filing is being made.

ITEM 2.  Identity and Background.

     (a), (b), (c) and (f) This amendment is being filed jointly by Paragon Limited Partnership, an exempted limited partnership organized under the laws of the Cayman Islands, British West Indies ("Paragon"), Den Norske Krigsforsikring for Skib, a mutual association organized under the laws of Norway ("Krigsforsikring"), Investeringsselskapet Amandus AS, a corporation organized under the laws of Norway ("Amandus"), A/S Selvaag Invest, a corporation organized under the laws of Norway ("Selvaag"), Andreas Ugland, a Norwegian citizen ("Mr. Ugland"), Woodbridge Asset Management Limited, an exempted limited company incorporated under the laws of Bermuda ("Woodbridge"),
J. Arthur Olafsen, a Norwegian citizen ("Mr. Olafsen"), Pollex A/S, a corporation organized under the laws of Norway ("Pollex"), Martin S. Albert, a United States citizen ("Mr. Albert"), Filab A/S, a corporation organized under the laws of Norway ("Filab"), and Bent Aasnaes, a Norwegian citizen ("Mr. Aasnaes" and, together with Paragon, Krigsforsikring, Amandus, Selvaag, Mr. Ugland, Woodbridge, Mr. Olafsen, Pollex, Mr. Albert and Filab, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this amendment to the statement on Schedule 13D is attached as Exhibit 1 hereto.

     The sole general partner of Paragon is Paragon Capital Management LLC, an exempted limited liability company organized under the laws of the Cayman Islands, British West Indies ("Paragon Capital Management").

     Paragon and Paragon Capital Management are principally engaged in the business of investing in the securities of emerging growth companies. The address of the principal business and registered office of Paragon and Paragon Capital Management is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

     The name, citizenship, business or residence address and present principal occupation or employment of each of Paragon Capital's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-1 hereto, which is incorporated herein by reference.

     Krigsforsikring is the Norwegian shipowners' mutual war risks insurance association, and is owned by its policy holders. It is principally engaged in providing war hull insurance for ships. Krigsforsikring has no controlling person. The address of the principal business and office of Krigsforsikring is Raadhusgaten 25, PO Box 1464, Vika, N-0116 Oslo, Norway. The name, citizenship, business or residence address and present principal occupation or employment of each of Krigsforsikring's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-2 hereto, which is incorporated herein by reference.

     Amandus is principally engaged in the business of investing in securities. The address of the principal business and office of Amandus is Universitetsgaten 14, N-0164 Oslo, Norway. Amandus is owned and controlled by Alexandra Helene Huitfeldt, a Norwegian citizen and a Director of Amandus, Istria AS, a Norwegian corporation ("Istria"), and AS Meridian, a Norwegian corporation ("Meridian"). Istria is owned and controlled by Henrik Jrrgen Huitfeldt, a Norwegian citizen and a Director of Amandus. Istria's principal place of business is located at Universitetsgaten 14, N-0164 Oslo, Norway. Meridian is owned and controlled by Einar C. Nagell-Erichsen, a Norwegian citizen and the Chairman of the Board of Amandus. Meridian's principal place of business is located at Klingenberggatten 7B, 0161 Oslo, Norway. The name, citizenship, business or residence address and present principal occupation or employment of each of Amandus's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-3 hereto, which is incorporated herein by reference.

     Selvaag is principally engaged in the business of investing in securities. The address of the principal business and office of Selvaag is PO Box 33, Vinderen, N-0319 Oslo, Norway. Selvaag is a direct, wholly owned subsidiary of Selvaag Gruppen as, a Norwegian corporation, the address of which is PO Box 33, Vinderen, N-0319 Oslo, Norway. Selvaag Gruppen as is owned and controlled by Ole Gunnar Selvaag, a Norwegian citizen who resides at Hoffsjef Loevenskioldsvei 53, N-0382 Oslo, Norway, Gunnar Frederik Selvaag, a Norwegian citizen who resides at Hoffsjef Loevenskioldsvei 53, N-0382 Oslo, Norway, and Olav H. Selvaag, a Norwegian citizen who resides at Frognerveien 9, N-0257 Oslo, Norway. The name, citizenship, business or residence address and present principal occupation or employment of each of Selvaag's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-4 hereto, which is incorporated herein by reference.

     Mr. Ugland is the Chairman of Andreas Ugland and Sons AS, a Norwegian corporation, the address of which is PO Box 308, 4891 Grimstad, Norway.

     Woodbridge is principally engaged in the business of investing in securities. The address of the principal business and office of Woodbridge is Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda. Mr. Erik C.T. Tiller, a Norwegian citizen, is the controlling person of Woodbridge. Mr. Tiller is a Vice President of Amerscan, Inc., a Delaware corporation, which is located at 3625 East Thousand Oaks Boulevard, Suite 50, Westlake Village, California 91362. The name, citizenship, business or residence address and present principal occupation or employment of each of Woodbridge's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-5 hereto, which is incorporated herein by reference.

     Mr. Olafsen is the Chief Executive Officer of Norman Data Defense Systems AS, a Norwegian corporation, which is located at Strandveien 37, 1324 Lysaker, Norway.

     Pollex is principally engaged in the business of investing in securities. The address of the principal business and office of Pollex is Haakon VII's Gt. 2, 0161 Oslo, Norway. Mr. Hans O. Blix, a Norwegian citizen with his principal place of business at Haakon VII's Gt. 2, 0161 Oslo, Norway, is the controlling person of Pollex. The name, citizenship, business or residence address and present principal occupation or employment of each of Pollex's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-6 hereto, which is incorporated herein by reference.

     Mr. Albert is the President and Chief Executive Officer of Dolphin Interconnect Solutions Inc., a Delaware corporation, which is located at 3625 East Thousand Oaks Boulevard, Suite 50, Westlake Village, California 91362.

     Filab is principally engaged in the business of investing in securities. The address of the principal business and office of Filab is Haakon VII's Gt. 2, 0161 Oslo, Norway. Mr. Lars Blix, a Norwegian citizen with his principal place of business at Haakon VII's Gt. 2, 0161 Oslo, Norway, is the controlling person of Filab. The name, citizenship, business or residence address and present principal occupation or employment of each of Filab's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-7 hereto, which is incorporated herein by reference.

     Mr. Aasnaes is a private investor. Mr. Aasnaes's address is PO Box 42, N-3070 Sande, Norway

     (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals named in this Item 2 or in Schedules A-1, A-2, A-3, A-4, A-5, A-6 or A-7 hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The amounts and sources of funds used in connection with the purchase by the Reporting Persons of the Company Common Stock consisted of (i) $2,000,000 contributed by Paragon from partnership funds, (ii) $2,000,000 contributed by Krigsforsikring from working capital, (iii) $2,000,000 contributed by Amandus from working capital, (iv) $1,500,000 contributed by Selvaag from working capital, (v) $1,500,000 contributed by Mr. Ugland from personal funds, (vi) $266,667 contributed by Woodbridge from working capital, (vii) $250,000 contributed by Mr. Olafsen from personal funds, (viii) $200,000 contributed by Pollex from working capital, (ix) $133,333 contributed by Mr. Albert from personal funds, (x) $100,000 contributed by Filab from working capital and (xi) $133,333 contributed by Mr. Aasnaes from personal funds.

Item 4.  Purpose of Transaction.

     Each of the Reporting Persons is purchasing the Company Common Stock for investment purposes.

     Pursuant to a Stock Purchase Agreement dated January 26, 1996 (the "Stock Purchase Agreement") between the Company and Paragon, Paragon purchased 1,000,000 shares of the Company Common Stock on January 26, 1996, and an additional 1,000,000 shares of the Company Common Stock on February 15, 1996.

     The Stock Purchase Agreement provides that if, on or before April 15, 1996, the Company has received $2,000,000 from the sale of 2,000,000 shares of the Company Common Stock to Paragon and an additional $6,000,000 from the sale of up to 8,000,000 additional shares of the Company Common Stock in a private placement (the "Private Placement") in which Paragon Capital Management acts as Placement Agent, Paragon will have a right of first refusal to purchase or cause to be purchased from the Company any of its securities which may be offered in any private placement exempt from registration under the Securities Act of 1933, as amended (the "Act"), on the same terms and conditions that may be offered to any third party. In connection with such right of first refusal, the Company is required to give Paragon 60 days' prior written notice of the Company's intention to conduct such a private placement, including the material terms and conditions thereof. Paragon will have 10 days (deemed to begin no earlier than 10 days prior to the end of such 60 day period) to provide the Company with written notice of Paragon's election to exercise such right of first refusal.

     Each Reporting Person has, in connection with the Private Placement, entered into a Subscription Agreement (each, a "Subscription Agreement" and, collectively, the "Subscription Agreements") with the Company and Paragon Capital Management, as placement agent, whereby such Reporting Person has agreed to subscribe for, and purchase, the shares of Company Common Stock described therein. The Subscription Agreements are substantially identical in form.

     Under the terms of the Stock Purchase Agreement and the Subscription Agreements, if, on or before April 15, 1996, the Company has received $2,000,000 from the sale of 2,000,000 shares of the Company Common Stock to Paragon and an additional $2,000,000 from the sale of up to 8,000,000 additional shares of the Company Common Stock in the Private Placement, during the period commencing July 31, 1996 and ending April 30, 1998, Paragon and the holders of the Company Common Stock purchased in the Private Placement (the "Offering Shares") shall have the right, upon the written request of at least 25% of the holders of the Offering Shares and the shares of the Company Common Stock purchased by Paragon pursuant to the Stock Purchase Agreement (the "Agreement Shares" and, collectively, with the Offering Shares, the "Registrable Shares"), to require the Company to effect two registrations of the Registrable Shares. Upon receiving such written request, the Company shall, within 10 days thereof, give written notice to the remaining holders, if any, of the Registrable Shares of its intention to effect a registration of such Shares and shall use its best efforts to include in such registration all of the Registrable Shares with respect to which the Company receives written notice for inclusion within 15 days after such holders' receipt of such notice from the Company. Such demand registration rights shall extend to transferees of the original holders of Registrable Shares. Such demand registration rights are subject to the limitation that the managing underwriters of any demand registration may reduce the number of Registrable Share proposed to be included in such demand registration if, in such managing underwriters' opinion, the total number of Registrable Shares presented for registration exceeds the number of securities which can be sold.

     Under the terms of the Stock Purchase Agreement and the Subscription Agreements, all expenses allocable to the registration of securities registered pursuant to a demand registration (other than underwriting discounts and commissions), including, without limitation, filing and qualification fees, printer's and accounting fees and fees and disbursements of counsel for the Company shall be borne equally and on a current basis by the Company and the holders of the Registrable Shares; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to a demand registration if the registration request is subsequently withdrawn at the request of the holders of a majority of the Registrable Shares to be registered (in which case all participating holders shall bear such expenses), unless the holders of a majority of the Registrable Shares agree to forfeit their right to one demand registration; provided, further, however, that if at the time of such withdrawal, such holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to such holders at the time of their original request and have withdrawn such request with reasonable promptness following disclosure by the Company of such material adverse change, then such holders shall not be required to pay any of such expenses and shall retain their rights to a demand registration.

     The Stock Purchase Agreement and the Subscription Agreements provide that whenever the Company proposes to register any shares of the Company Common Stock under the Act (other than registrations on Form 10 under the Securities Exchange Act of 1934 or solely for shares to be issued in connection with any employee benefit plan or a merger, consolidation or other business combination registered on Form S-4, or any successor form thereto) and the registration form to be used for such registration may be used for the registration of Registrable Shares (a "Piggyback Registration"), the Company shall give written notice within 10 business days after its receipt of notice of any exercise of such other registration rights to the holders of Registrable Shares of its intention to effect such a registration and shall use its best efforts to include in such registration all of the Registrable Shares with respect to which the Company receives from any of such holders a written request for inclusion therein within 15 days after such holders' receipt of the Company's notice, which request shall specify the number of the Registrable Shares to be disposed of by the requesting holder and the intended method of disposition thereof. If the Company elects, prior to the effectiveness of such registration, not to proceed with a primary registration of the Company Common Stock, it shall not be obligated to register any Registrable Shares.

     Such Piggyback Registration rights are subject to the limitation that the managing underwriters of any Piggyback Registration may reduce the number Registrable Shares proposed to be registered if, in such managing underwriters' opinion, the number of Registrable Shares presented for registration exceeds the number of securities which can be sold in such offering.

     The Company shall bear and pay all expenses incurred in connection with any registration, filling or qualification of Registrable Shares with respect to the registrations pursuant to a Piggyback Registration for each holder (which right may be assigned), including, without limitation, all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto, but excluding underwriter discounts and commissions relating to the Registrable Shares.

     The Stock Purchase Agreement and the Subscription Agreements provide that if the Company has received from Paragon $2,000,000 for the purchase of 2,000,000 shares of the Company Common Stock, on or before April 15, 1996, Martin Albert, a Director of Paragon Capital Management, or his designee, shall become a member of the Board of Directors of the Company, and, so long as Paragon continues to own at least 1,000,000 shares of the Company Common Stock, the Company will use its best efforts to elect a designee of Paragon to the Board of Directors of the Company.

     Paragon Capital Management and the Company entered into a letter agreement dated January 26, 1996 (the "Placement Agency Agreement") whereby Paragon Capital Management was appointed as the Company's exclusive placement agent in connection with the Private Placement. Subject to the terms and conditions of the Placement Agency Agreement, Paragon Capital Management agreed to use its best efforts to solicit and receive offers to purchase the Offering Shares. Under the terms of the Placement Agency

Agreement, Paragon Capital Management will receive no placement fee from the Company in connection with the sale of the Offering Shares. Instead, Paragon Capital Management will receive from each purchaser of Offering Shares a commission equal to 5.5% of the value of such Offering Shares.

     Paragon and the other Reporting Persons entered into a Shareholders Agreement dated as of March 26, 1996 (the "Shareholders Agreement") between and among Paragon and such other Reporting Persons. Under the terms of the Shareholders Agreement, none of the Persons party to the Shareholders Agreement may sell or otherwise effect a transfer of their respective shares of the Company Common Stock (a) unless the other parties to the Shareholders Agreement have consented to such transfer, (b) such shares are being sold to another Person party to the Shareholders Agreement, or (c) subject to the terms of the Stock Purchase Agreement and the Subscription Agreement to which such Person is a party, as the case may be, prior to July 31, 1996.

     Under the terms of the Shareholders Agreement, the Reporting Persons have agreed that, during the time the Shareholders Agreement is in effect, at any meeting of the shareholders of the Company, or in connection with any written consent of the shareholders of the Company , the Reporting Persons will vote (or cause to be voted) the shares of Company Common Stock held of record or beneficially owned by them (i) in favor of the election of Martin S. Albert (or another designee of Paragon) as a director of the Company, (ii) in favor of each of the actions contemplated by the Shareholders Agreement, the Placement Agency Agreement, the Stock Purchase Agreement and the Subscription Agreements and any action required in furtherance thereof, and (iii) except as specifically requested by Paragon in advance, against (A) any action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Placement Agency Agreement, the Stock Purchase Agreement or any Subscription Agreement, or of any party to the Shareholders Agreement thereunder, (B) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company, (C) any sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company or any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company, (D) any change in the majority of the board of directors of the Company, (E) any material change in the present capitalization of the Company (other than as contemplated by the Placement Agency Agreement, the Stock Purchase Agreement and the Subscription Agreements), (F) any amendment of the Company's certificate of incorporation or bylaws, (G) any other material change in the Company's corporate structure or business, or (H) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect, the transactions contemplated by the Placement Agency Agreement, the Stock Purchase Agreement or the Subscription Agreements or the contemplated economic benefit of any of the foregoing.

     In addition, under the Shareholders Agreement, each Person party to the Shareholders Agreement (including, without limitation, each Reporting Person) has granted to, and appointed, Paragon and Erik C.T. Tiller, Rolv E. Norderhaug and Peter Lorange, in their respective capacities as directors of Paragon Capital Management, and any individual who shall thereafter succeed any of them as a director of Paragon Capital Management, and any other designee of Paragon, individually, such Person's irrevocable (so long as such Person is a party to the Shareholders Agreement) proxy and attorney-in-fact, with full power of substitution, to vote the shares of Company Common Stock owned by such Person in accordance with the immediately preceding paragraph.

     The Shareholders Agreement shall terminate on the earlier of (i) April 30, 1998, (ii) the date on which the Company's Board of Directors and the shareholders of the Company vote as required by law and by the Company's certificate of incorporation and by-laws for the merger or consolidation of the Company with another company, or for the sale of all or substantially all of the Company's assets, or for its liquidation, (iii) the date on which the holders of not less than 66-2/3% of the shares of Company Common Stock subject to the Shareholders Agreement agree in writing to the termination of the Shareholders Agreement and (iv) the date on which the combined holdings of the Reporting Persons party to the Shareholders Agreement is reduced to ownership of less than 5% of the issued and outstanding shares of Company Common Stock.

     The preceding summary of certain provisions of the Stock Purchase Agreement, the Subscription Agreements, the Placement Agency Agreement and the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 3, 4, 5 and 6 hereto, respectively, and which are incorporated herein by reference.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest In Securities Of The Issuer.

     (a), (b) and (c) As of February 15, 1996, Paragon beneficially owned 2,000,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares.

     As of March 26, 1996, Krigsforsikring beneficially owned 2,000,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Krigsforsikring purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Amandus beneficially owned 2,000,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Amandus purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Selvaag beneficially owned 1,500,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Selvaag purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Mr. Ugland beneficially owned 1,500,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Mr. Ugland purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Woodbridge beneficially owned 266,667 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Woodbridge purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Mr. Olafsen beneficially owned 250,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Mr. Olafsen purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Pollex beneficially owned 200,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Pollex purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Mr. Albert beneficially owned 133,333 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Mr. Albert purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Filab beneficially owned 100,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Filab purchased such shares of Company Common Stock on March 26, 1996.

     As of March 26, 1996, Mr. Aasnaes beneficially owned 50,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Mr. Aasnaes purchased such shares of Company Common Stock on March 26, 1996.

     (d) and (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect
                 To Securities Of The Issuer.

     Except as provided in the Stock Purchase Agreement, the Placement Agency Agreement, the Subscription Agreements or the Shareholders Agreement, or as set forth herein, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals named in Schedules A-1, A-2, A-3, A-4, A-5, A-6 or A-7 hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits.

1. Conformed copy of Joint Filing Agreement dated March 26, 1996 among Paragon Limited Partnership, Den Norske Krigsforsikring for Skib, Investeringsselskapet Amandus AS, A/S Selvaag Invest, Andreas Ugland, Woodbridge Asset Management Limited, J. Arthur Olafsen, Pollex A/S, Martin
     S. Albert, Filab A/S and Bent Aasnaes relating to the filing of a joint statement on Schedule 13D

2. Power of Attorney of Woodbridge Asset Management Limited in favor of Erik C.T. Tiller

3. Conformed copy of Stock Purchase Agreement dated January 26, 1996 between the Company and Paragon Limited Partnership

4.   Form of Subscription Agreement between the Company and each Reporting
     Person

5. Conformed copy of letter agreement dated January 26, 1996 between Paragon Capital Management and the Company concerning the appointment by the Company of Paragon Capital Management as the Company's exclusive placement agent in connection with the private placement of 8,000,000 shares of Company Common Stock

6. Conformed copy of Shareholders Agreement dated as of March 26, 1996 between and among Paragon Limited Partnership, Den Norske Krigsforsikring for Skib, Investeringsselskapet Amandus AS, A/S Selvaag Invest, Andreas Ugland, Woodbridge Asset Management Limited, J. Arthur Olafsen, Pollex A/S, Martin S. Albert, Filab A/S and Bent Aasnaes

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this amendment to the statement on Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.

     Dated:  April 1, 1996

                                                PARAGON LIMITED PARTNERSHIP

                                                By   PARAGON CAPITAL
                                                     MANAGEMENT LLC,
                                                     General Partner


                                                By /s/ Erik C.T. Tiller
                                                   -----------------------------
                                                   Name:  Erik C. T. Tiller
                                                   Title: Secretary and Director

                 DEN NORSKE KRIGSFORSIKRING FOR SKIB


By /s/ Ole Henrik Eide                    By /s/ Tor Christiansen
   ------------------------                  -----------------------
   Name:  Ole Henrik Eide                    Name:  Tor Christiansen
   Title: Managing Director                  Title: Account Manager

                                      INVESTERINGSSELSKAPET AMANDUS AS


                                      By /s/ Halvor Isaksen
                                         -----------------------
                                         Name:  Halvor Isaksen
                                         Title: Managing Director

                                      A/S SELVAAG INVEST


                                        By /s/ Odd Eide
                                           -------------
                                           Name:  Odd Eide
                                           Title: President

                                      /s/ Andreas Ugland
                                      ------------------
                                      ANDREAS UGLAND

                                      WOODBRIDGE ASSET MANAGEMENT LIMITED


                                      By /s/ Erik C.T. Tiller
                                        ---------------------------
                                        Name:  Erik C.T. Tiller
                                        Title: Attorney-in-Fact

                                      /s/ J. Arthur Olafsen
                                      -------------------------
                                      J. ARTHUR OLAFSEN

                                      POLLEX A/S


                                      By /s/ Pollex A/S
                                         -----------------------------
                                         Name:  Hans Othar Blix
                                         Title: Chairman of the Board

                                      /s/ Martin S. Albert
                                      ----------------------
                                      MARTIN S. ALBERT

                                      FILAB A/S


                                      By /s/ Lars Blix
                                         ----------------------------
                                         Name:  Lars Blix
                                         Title: Chairman of the Board

                                      /s/ Bent Aasnaes
                                      ---------------------
                                      BENT AASNAES

                                  SCHEDULE A-1

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF PARAGON CAPITAL MANAGEMENT

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of Paragon Capital Management LLC, a Cayman Islands limited liability company, is set forth below:



                    PRESENT PRINCIPAL OCCUPATION OR
NAME                EMPLOYMENT AND ADDRESS                CITIZENSHIP
----                ------------------------------------  -----------
Directors
Rolv E. Norderhaug  President                             Norway
                    Amerscan Partners AS
                    Haakon's VII Gt. 2
                    N-0161 Oslo
                    Norway

Martin S. Albert    President and Chief Executive         Unites States of
                    Officer                               America
                    Dolphin Interconnect Solutions Inc.
                    3625 East Thousand Oaks Blvd.
                    Suite 50
                    Westlake Village, California 91362

Peter Lorange       President                             Switzerland
                    International Institute for
                    Management Development
                    23, Ch. de Bellerive
                    PO Box 915
                    CH-1001 Lausanne
                    Switzerland

Erik C. T. Tiller   Vice President                        Norway
                    Amerscan, Inc.
                    3625 East Thousand Oaks Blvd.
                    Suite 50
                    Westlake Village, California 91362

                                  SCHEDULE A-2

                        DIRECTORS AND EXECUTIVE OFFICERS
                     OF DEN NORSKE KRIGSFORSIKRING FOR SKIB

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive offices of Den Norske Krigsforsikring for Skib, a Norwegian mutual association, is set forth below.

                               PRESENT PRINCIPAL OCCUPATION OR
NAME                           EMPLOYMENT AND ADDRESS                CITIZENSHIP
----                           ------------------------------------  -----------
Executive Officers and
Directors

Atle Jebsen, Chairman of the   Director                              Norway
Board                          Jebsen Management
                               PO Box 4145, Dreggen
                               5023 Bergen
                               Norway

Kaare E. Borch, Deputy         Director                              Norway
Chairman of the Board          Torvald Klaveness & Co. A/S
                               PO Box 183, Skryen
                               0212 Oslo
                               Norway

Rolf Westfal-Larsen,           PO Box 1192                           Norway
Director                       5001 Bergen
                               Norway

Fridtjof Lorentzen,            Director                              Norway
Director                       Lorentzens Rederi Co.
                               PO Box 1506, Vika
                               0117 Oslo
                               Norway

                                    PRESENT PRINCIPAL OCCUPATION
NAME                                OR EMPLOYMENT AND ADDRESS       CITIZENSHIP
----                                ------------------------------  -----------

Executive Officers and
Directors

Torleiv Aaslestad, Director         Director                        Norway
                                    Bergesen d.y. A/S
                                    PO Box 7600, Skillebekk
                                    0205 Oslo
                                    Norway

Annette S. Olsen, Director          Director                        Norway
                                    Fred. Olsen
                                    PO Box 1159, Sentrum
                                    0107 Oslo
                                    Norway

Ole Henrik Eide, Managing Director  Managing Director               Norway
                                    Den Norske Krigsforsikring
                                    for Skib
                                    PO Box 1464, Vika
                                    N-0116 Oslo
                                    Norway

Sverre Kjelland-Moerdre, Director   Director                        Norway
                                    Den Norske Krigsforsikring
                                    for Skib
                                    PO Box 1464, Vika
                                    N-0116 Oslo
                                    Norway

Tor Christiansen, Account Manager   Account Manager                 Norway
                                    Den Norske Krigsforsikring
                                    for Skib
                                    PO Box 1464, Vika
                                    N-0116 Oslo
                                    Norway

                                  SCHEDULE A-3

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF INVESTERINGSSELSKAPET AMANDUS AS

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Investeringsselskapet Amandus AS, a Norwegian corporation, is set forth below:




                              PRESENT PRINCIPAL OCCUPATION OR
NAME                          EMPLOYMENT AND ADDRESS                CITIZENSHIP
----                          ------------------------------------  -----------
Directors and Executive
Officers

Halvor Isaksen, President     President and Managing Director       Norway
and Managing Director         Investeringsselskapet Amandus AS
                              Universitetsgaten 14
                              0164 Oslo
                              Norway

Einar C. Nagell-Erichsen,     Chairman of the Board                 Norway
Chairman of the Board         Investeringsselskapet Amandus AS
                              Universitetsgaten 14
                              0164 Oslo
                              Norway

Alexandra Helene Huitfeldt,   Director                              Norway
Director                      Investeringsselskapet Amandus AS
                              Universitetsgaten 14
                              0164 Oslo
                              Norway

Henrik Joergen Huitfeldt,     Director                              Norway
Director                      Investeringsselskapet Amandus AS
                              Universitetsgaten 14
                              0164 Oslo
                              Norway

                                  SCHEDULE A-4

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF A/S SELVAAG INVEST

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of A/S Selvaag Invest, a Norwegian corporation, is set forth below:




                                PRESENT PRINCIPAL OCCUPATION OR
NAME                            EMPLOYMENT AND ADDRESS              CITIZENSHIP
----                            ----------------------------------  -----------
Executive Officers and
Directors

Odd Eide, President             President                           Norway
                                A/S Selvaag Invest
                                PO Box 33
                                Vinderen
                                Holmenveien 19
                                N-0319 Oslo
                                Norway

Trond Wennberg, Director        Partner                             Norway
                                Norgesinvestor
                                Jonsokveien 7
                                N-1182 Oslo
                                Norway

Rolv Leander Jonassen,          Chairman of the Board               Norway
Chairman of the Board           A/S Selvaag Invest
                                PO Box 33
                                Vinderen
                                Holmenveien 19
                                N-0319 Oslo
                                Norway

Ole Gunnar Selvaag, Director    President                           Norway
                                Selvaag Gruppen as
                                Hoffsjef Loevenskioldsvei 53
                                N-0382 Oslo
                                Norway

                                  SCHEDULE A-5

                        DIRECTORS AND EXECUTIVE OFFICERS
                     OF WOODBRIDGE ASSET MANAGEMENT LIMITED

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of Woodbridge Asset Management Limited, a Bermuda exempted limited company, is set forth below:



NAME              PRESENT PRINCIPAL OCCUPATION
----              OR EMPLOYMENT AND ADDRESS        CITIZENSHIP
                  -------------------------------  -----------
Directors

James M. Keyes    Attorney                         United Kingdom of Great
                  Cedar House                      Britain and Northern Ireland
                  41 Cedar Avenue
                  Hamilton HM12, Bermuda

Julie V. Stanton  Attorney                         United Kingdom of Great
                  Cedar House                      Britain and Northern Ireland
                  41 Cedar Avenue
                  Hamilton HM12, Bermuda

                                  SCHEDULE A-6

                        DIRECTORS AND EXECUTIVE OFFICERS
                                 OF POLLEX A/S

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of Pollex A/S, a Norwegian corporation, is set forth below:



                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME             ADDRESS                                             CITIZENSHIP
----             --------------------------------------------------  -----------
Directors

Hans Othar Blix  Chairman of the Board                               Norway
                 Pollex A/S
                 Haakon VII's Gt. 2
                 0161 Oslo
                 Norway

Kristin Blix     Director                                            Norway
                 Pollex A/S
                 Haakon VII's Gt. 2
                 0161 Oslo
                 Norway

Odd Heggim       Senior Vice President                               Norway
                 Nycomed
                 Kappellveien 142 A
                 0493 Oslo
                 Norway

                                  SCHEDULE A-7

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  OF FILAB A/S

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of Filab A/S, a Norwegian corporation, is set forth below:



NAME       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS    CITIZENSHIP
----       ------------------------------------------------------    -----------
Directors

Lars Blix  Chairman of the Board                                     Norway
           Filab A/S
           Haakon VII's Gt. 2
           0161 Oslo
           Norway

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
1.       Conformed copy of Joint Filing Agreement dated March 26, 1996 among
         Paragon Limited Partnership, Den Norske Krigsforsikring for Skib,
         Investeringsselskapet Amandus AS, A/S Selvaag Invest, Andreas Ugland,
         Woodbridge Asset Management Limited, J. Arthur Olafsen, Pollex A/S,
         Martin S. Albert, Filab A/S and Bent Aasnaes

2.       Power of Attorney of Woodbridge Asset Management Limited in favor of
         Erik C.T. Tiller

3. Conformed copy of Stock Purchase Agreement dated January 26, 1996 between Paragon Limited Partnership and International Meta Systems,
         Inc.

4.       Form of Subscription Agreement between the Company and each Reporting
         Person

5.       Conformed copy of letter agreement January 26, 1996 between Paragon
         Capital Management LLC addressed to International Meta Systems, Inc.
         concerning the appointment by the Company of Paragon Capital
         Management as the Company's exclusive placement agent in connection with the private placement of 8,000,000 shares of the Company Common
         Stock

6. Conformed copy of Shareholders Agreement dated as of March 26, 1996 between and among Paragon Limited Partnership, Den Norske
         Krigsforsikring for Skib, Investeringsselskapet Amandus AS, A/S
         Selvaag Invest, Andreas Ugland, Woodbridge Asset Management Limited,
         J. Arthur Olafsen, Pollex A/S, Martin S. Albert, Filab A/S and Bent
         Aasnaes